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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2024 (MM/DD/YY) AND ENDING 9/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Share Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16475 Dallas Parkway, Suite 345
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Turner	972-450-6305	dturner@sharefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Major, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Share Financial Services, Inc., as of September 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARLA TONG
Notary Public, State of Texas
Comm. Expires 08-06-2029
Notary ID 6829890

Carla Tong

Signature: Charles Major

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SHARE FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2025

SHARE FINANCIAL SERVICES, INC.

CONTENTS



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the To the Stockholder and those charged with governance
Share Financial Services, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Share Financial Services, Inc. (the Company) as of September 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 20, 2026

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2025

ASSETS

Cash	$ 69,030
Due from trust organizations	72,755
Certificate of deposit	27,703
Accounts receivable, related parties	3,209
Prepaid expenses	2,000
Total assets	$ 174,697

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable	$ 40,813
Accounts payable	42
Total liabilities	40,855
Stockholder's equity:	
Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	509,000
Accumulated deficit	(383,158)
Total stockholder's equity	133,842
Total liabilities and stockholder's equity	$ 174,697

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended September 30, 2025

Revenues

Brokerage commissions income	$	288,078
Bond program fees		129,391
Consulting fee income		25,000
Other income		11,931
Total Revenues		454,400

Expenses

Compensation and benefits	33,615
Commissions and clearance paid to all other brokers	206,678
Telecommunications	8,437
Occupancy	30,000
Office supplies	24,067
Transaction fees	150
Regulatory fees and expenses	33,124
Professional fees	74,520
General and administrative	9,490
Total Expenses	420,081
Income before taxes	34,319
Provision of income taxes	800
Net Income	$ 33,519

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2025

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at September 30, 2024	8,000	$ 8,000	$ 505,000	$ (416,677)	$ 96,323
Non-cash contributions	--	--	29,000	--	29,000
Capital distributions	--	--	(25,000)	--	(25,000)
Net income	--	--	--	33,519	33,519
Balances at September 30, 2025	8,000	$ 8,000	$ 509,000	$ (383,158)	$ 133,842

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2025

Cash flows from operating activities:	
Net income	$ 33,519
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Non-cash contributions	29,000
Change in assets and liabilities:	
Increase in due from trust organizations	(66,304)
Increase in certificates of deposit	(1,089)
Increase in accounts receivable, related parties	(3,209)
Increase in prepaid expenses	(2,000)
Increase in commissions payable	37,754
Decrease in deferred revenue	(25,000)
Decrease in accounts payable	(3,957)
Net cash used in operating activities	(1,286)
Cash flows from investing activities:	
Net cash provided by investing activities	--
Cash flows from financing activities:	
Capital distributions	(25,000)
Net cash used in financing activities	(25,000)
Net decrease in cash	(26,286)
Cash at beginning of year	95,316
Cash at end of year	$ 69,030
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 800
Interest	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Share Holdings, Inc. (the "Parent"). The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities of its client issues. The Company's customers are primarily located throughout the Midwestern and Southwestern portions of the United States.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's primary sources of revenue are brokerage commissions and bond program fees, both of which are derived from contracts with not-for-profit organizations (primarily churches) for services related to securities offerings and brokerage activities. Contracts are typically formalized through financing agreements that outline the scope of services, fees, and conditions for payment. Revenue is measured based on the consideration specified in the contract, which may include fixed fees, variable fees (e.g., based on bonds sold), and reimbursements for direct expenses if applicable. The Company evaluates whether it acts as a principal or agent in each arrangement; in its role as a broker-dealer and financial advisor, the Company generally acts as a principal and recognizes revenue on a gross basis.

Brokerage Commissions
Brokerage commissions are earned from arranging the trading of securities between third parties, primarily in connection with church bond issuances. The performance obligation is the successful facilitation of securities transactions, which is satisfied at a point in time when the transaction clears and the offering closes and funds (i.e., when control transfers to the customer and the Company has no further obligations).

- For transactions cleared within a semi-monthly period after the offering has closed and funded, revenue is recognized and billed on a semi-monthly basis.

- For transactions cleared prior to closing and funding, revenue is recognized upon the closing and funding of the securities offering.

- In certain cases, as outlined in client agreements (e.g., for bonds sold outside the church membership), brokerage fees are variable and calculated as a percentage (typically 5.0%) of the par value of bonds sold. These are recognized upon sale completion, as this represents the point when the performance obligation is satisfied.

- The transaction price is generally fixed or determinable at the time of clearance, with no significant financing components or non-cash consideration. Variable consideration, if any, is estimated based on historical experience and constrained until it is highly probable that a significant reversal will not occur.

Note 1 -   Summary of Significant Accounting Policies, continued

Commissions are generally collected in the month following accrual, and management has determined no allowance for doubtful accounts is necessary based on historical collectability.

Bond Program Fees
Bond program fees are earned from providing financial advisory and administrative services to not-for-profit organizations issuing securities, including but not limited to: establishing program calendars, preparing prospectuses and regulatory filings, coordinating legal instruments, conducting informational meetings and seminars, administering bond sales, and facilitating best-efforts brokerage if needed. These services are bundled into a single performance obligation—the successful facilitation of a bond issuance—because they are highly interrelated and the customer (the issuing organization) receives the primary benefit (access to raised funds) only upon completion of the offering.

- Revenue is recognized at a point in time upon the closing and funding of the securities offering, as this is when the customer obtains control of the benefits and the Company has no significant remaining obligations. Prior services (e.g., preparation and filings) are inputs to this overall obligation but do not transfer control independently.

- The transaction price is typically a fixed financing fee and may be adjusted per the Company's fee schedule for changes in issue size, payable from bond proceeds once a minimum escrow amount is met (as specified in escrow agreements). If the minimum escrow is not met, no fee is earned, and the contract is considered unfulfilled; in such cases, the Company may only recover direct reimbursable expenses (e.g., travel, printing, regulatory fees), which are recognized as revenue when incurred and reimbursed.

- Deposits received in advance are recorded as deferred revenue until the performance obligation is satisfied or the contract terminates. These advances do not represent separate performance obligations.

The Company's contracts do not typically include significant warranties, rights of return, or other post-delivery obligations. Adjustments to revenue for variable consideration, refunds, or concessions are rare based on historical experience. Revenue is presented net of any sales taxes collected on behalf of governmental authorities.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The Company holds a certificate of deposit for $27,703 that matures on July 30, 2026.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 -   Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. On September 30, 2025, the Company had net capital of approximately $96,552 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1. The U.S. Securities and Exchange Commission (SEC) permits a ratio of no greater than 15 to 1.

Note 3 -   Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination by various statutes of limitations generally ranging from three to five years.

Note 4 -   Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and certain administrative functions from its Parent under the terms of an existing expense sharing agreement. During the year ended September 30, 2025, the Company paid the Parent approximately $42,000 allocated as follows:

Accounting (included in Professional Fees):	$	12,000
Facilities and Equipment Fees (included in Occupancy):		30,000
	$	42,000

For certain engagements, the Parent pays the Company a deposit for services to be rendered per a consulting agreement between the Parent and a client. The Company treats these deposits as deferred revenue. When the Company receives payment for these services, it repays these deposits to the Parent. During the year ended September 30, 2025, the Company did not repay any deposits to the Parent.

Note 4 -   <u>Related Party Transactions</u>, continued

The Parent reimburses the Company for certain commissions that the Company pays to its registered representatives for consulting services. During the year ended September 30, 2025, the Parent reimbursed the Company approximately $34,918. These receipts are reflected as a decrease in commission expense.

Note 5 -   <u>Segment Reporting</u>

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Note 6 -   <u>Commitments and Contingencies</u>

The Company is the subject of an ongoing FINRA investigation related to a bond issuance involving is parent company. In connection with the transaction, a holding company entity temporarily acquired certain bonds that were issued by the affiliated broker-dealer and subsequently sold them to investors. No investors or the church issuer were financially harmed. The matter arose approximately one year ago, and while FINRA has not requested testimony or additional information to date, the investigation remains open. Management, in consultation with external counsel, has concluded that no loss is reasonably estimable at this time, and the ultimate outcome cannot be predicted. The Company intends to cooperate fully with FINRA and will continue to monitor developments.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2025

Schedule I

<u>SHARE FINANCIAL SERVICES, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>September 30, 2025</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	133,842
Deductions and/or charges		
Non-allowable portion of accounts receivable		(31,942)
Accounts receivable, related parties		(3,209)
Prepaid expenses		(2,000)
Net capital before haircuts on securities positions		96,691
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		(139)
Net capital	$	96,552

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions payable	$	40,813
Accounts payable		42
Total aggregate indebtedness	$	40,855

Schedule I (continued)

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,724
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 91,522
Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum	$ 90,552
Ratio: Aggregate indebtedness to net capital	0.42 to 1

There were no material differences between the above computation and the computation included in the Company's unaudited FOCUS IIA filing.

Schedule II & III

<u>SHARE FINANCIAL SERVICES, INC.</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>September 30, 2025</u>

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the To the Stockholder and those charged with governance
Share Financial Services, Inc.

We have reviewed the accompanying Exemption Report of Share Financial Services, Inc. (the Company) as of and for the fiscal year ended September 30, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) acting as a broker or dealer selling securities of non-profit organizations and the private placement of securities throughout the fiscal year ended September 30, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended September 30, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 20, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Share Financial Services, Inc. Exemption Report

Share Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: acting as a broker or dealer selling securities of non-profit organizations and the private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Charles Major, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Charles M Major

President

Date of Report: January 2, 2026

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended September 30, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended   9/30/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
SHARE FINANCIAL SERVICES INC   8-16207
For the fiscal period beginning ___10/1/2024___ and ending ___9/30/2025___

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 454,399.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 454,399.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 454,399.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2025

8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 681.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-7 or 7A		$ 787.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 277.00		
	e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 510.00		
	f	Add lines 11a through 11e		$ 787.00	
12		**LESSER** of line 10 or 11f.			$ 787.00
13	a	Amount from line 8		$ 681.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 787.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 106.00)
14		Interest (see instructions) for 2 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 106.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-16207	DEA: FINRA	2025	Sep

MEMBER NAME SHARE FINANCIAL SERVICES INC

MAILING ADDRESS 16475 NORTH DALLAS PARKWAY
SUITE 345
ADDISON, TX 75001

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SHARE FINANCIAL SERVICES INC	Joe Todd
(Name of SIPC Member)	(Authorized Signatory)
12/3/2025	jtodd@sharefinancial.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.